FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

Inspiring Global Enjoyment

82-1711


03029534

Fosters Brewing

PRESS RELEASE

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 33

Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com if the following names/numbers are outdated.

dlw 8/27

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

26 August 2003

Business Balance Delivers Underlying Earnings Growth and Superior Cash Generation

Foster's Group Limited today announced results for the full year ended 30 June 2003.

Highlights

Improved returns and strong operating cashflows

- Reported net profit after tax (NPAT) of $462.9 million and earnings per share (EPS) of 22.3 cents includes a one-time charge of $105.2 million (after tax) primarily due to the outcomes of the Carlton and United Breweries (CUB) operational review.
- Normalised NPAT (adjusting for the contribution from Self-Generating and Re-Generating Assets (SGARA), significant items and amortisation), of $626.7 million, 9.1% higher than the previous comparative period.
- Normalised EPS increased 7.8% to 30.4 cents.
- Operating cashflow (after interest and tax) of $696.5 million, up 9.8%. Normalised operating cashflow was up 18.4% to $597.1 million.
- Continued improvement in return on capital employed (ROCE), increasing from 13.0% to 13.8%, and remaining at a healthy margin above Foster's weighted average cost of capital.
- Strong margins in beer and wine trade maintained.

Beer business powers along

- Another impressive performance from the CUB Group with a 6.5% increase in earnings before interest, tax, amortisation and significant items (EBITA), continuing substantial cashflows and a 210 basis point ROCE improvement to 26.8%.
- Australian Beer EBITA of $463.1 million, 7.6% higher than the previous comparative period on the back of volume growth of 1.0%.
- International beer business reports impressive 25.5% EBITA growth and improved returns.

Wine improves cash but profits impacted by currency & tough California market

- Wine EBITAS (EBITA excluding SGARA) contribution of $428.8 million down 3.1% year on year, due mainly to the strengthening AUD/USD exchange rate and a less profitable second half performance from Trade Americas as a result of an intensely competitive environment.
- At comparable exchange rates, Wine EBITAS increased 4.2%, a creditable result in challenging conditions.
- Wine operating cashflow increased 13.9% to $306.4 million reflecting management focus on improving the cash profile of the division.

- Trade Asia Pacific, Trade Europe and Wine Services achieved EBITAS growth of 16.1%, 39.4% and 14.7% respectively.
- Wine Clubs EBITAS was down 10.4% with mixed performances across the global businesses.

Balance Sheet

Movements in key financial ratios show the improving financial strength of the company during the period.

Gearing, on a net debt to equity basis, reduced from 73.8% to 58.9%. Interest cover, on an EBITAS to net interest expense basis, increased to 6.8 times.

With regards to conversion of profit to cash, group operating cashflow (pre interest and cash) exceeded 90% of EBITDAS (EBITA excluding depreciation and SGARA).

Dividend

The Directors have declared a final dividend of 10.5 cents per share fully franked, an increase of 10.5% over the previous year, bringing the full year dividend to 18.75 cents per share, an increase of 10.3%. This dividend will be fully franked at the Australian company tax rate of 30%.

Outlook

Foster's believes markets will remain challenging in fiscal 2004 and consequently expects normalised EPS growth will be similar to the year just completed.

Comments

President and CEO, Mr Ted Kunkel, said,

"Foster's business balance and premium brands have once again delivered solid underlying earnings growth, strong cashflows and improved returns on capital employed."

"Particularly pleasing is the group's performance in the second half, where 8.3% growth in normalised EPS was achieved."

"Foster's impressive beer business combined with the premium nature of its wine business, has enabled the group to grow year on year despite the most competitive wine market conditions seen over recent times."

"The financial strength of Foster's, reflected in its strong cashflow generation, combined with the intention to spin-off the ALH business, positions us to consider capital management initiatives. In light of current market conditions, the group is likely to favour debt reductions and capital returns with management emphasis on maximising value from existing businesses."

Media:

Nicole Devlin
+613 9633 2261

0418 202 375

Investor Relations:

Robert Porter
+613 9633 2773

0407 391 829

A webcast associated with this announcement will take place at 11.00am AEST on Tuesday 26th August. Copies of the presentational material associated with this webcast will be available at www.fostersgroup.com from 10.30am AEST.

Foster's Group Limited is a global premium branded beverage company generating more than $5 billion in total annual revenue. Foster's business activities span international beer and wine and Australian spirits, leisure and entertainment and residential property interests. The group has brewing operations in Australia, Vietnam, India, China and the Pacific and wine operations in Australia, Chile, the United States, the United Kingdom, the Netherlands, France, Germany, Italy and New Zealand.

Foster's operates through four principal businesses: Carlton and United Breweries (CUB), comprising CUB beverages which supplies beer, spirits, ciders and other beverage products and Australian Leisure and Hospitality; Beringer Blass Wine Estates, the company's International wine division; Foster's Brewing International, which manages Foster's Lager, one of the world's fastest growing international premium beer brands, in more than 150 countries; and the Lensworth Group, the company's urban residential property division.

Foster's employs around 13,400 people and is listed on the Australian Stock Exchange (ASX:FGL).

Group Financial Review

Revenue

Total operating revenue increased 1.5% to $5,242.8 million. Net sales revenue increased 3.5% to $4,731.5 million, with the appreciating AUD/USD exchange rate reducing growth by 3.0 percentage points. At constant exchange rates net sales revenue increased 6.5%.

Revenue Summary

Year ended 30 June	2003 $m	2002 $m	% Change
CUB Beverages	1,776.4	1,667.9	6.5
Australian Leisure and Hospitality	894.6	851.4	5.1
Intra-division sales	(96.5)	(97.5)	-
Carlton and United Breweries	2,574.5	2,421.8	6.3
International Beer	172.7	179.0	(3.5)
Royalties	40.9	39.8	2.8
Total Beer	**2,788.1**	**2,640.6**	**5.6**
Trade	1,313.1	1,326.2	(1.0)
Clubs	409.2	398.1	2.8
Services	270.1	246.8	9.4
Intra-division sales	(38.5)	(37.3)	-
Total Wine	**1,953.9**	**1,933.8**	**1.0**
Inter-segment sales	(10.5)	(2.4)	-
Net sales revenue	**4,731.5**	**4,572.0**	**3.5**
Other operating revenue	511.3	592.0	(13.6)
Total operating revenue	**5,242.8**	**5,164.0**	**1.5**

- CUB Beverages includes the sale of beer, spirits, ciders and other beverage products. Revenues from the Continental Spirits business were $122.1 million (2002 $109.0 million). Continental Spirits was integrated with the Australian Beer business in April 2003 and will be reported as part of CUB Beverages from this point forward.
- Other operating revenue includes SGARA, interest, rent, asset sales, Lensworth property sales and other non-beverage income.

Earnings

The group reported NPAT of $462.9 million for the period, a decrease of 17.5% over the June 2002 full year result of $560.9 million. The result included a significant loss of $151.6 million before tax, comprising: a $150.0 million charge to provide for expected restructuring costs and the worse-case realisable loss on the sale of the Kent Brewery; a $15.4 million write-down of the carrying value of CUB's pre-paid sponsorships; offset by a $13.8 million profit on the sale of properties in the UK by the Lensworth group. A further breakdown of these significant items is provided below.

Earnings before interest, tax, amortisation, significant items and SGARA (EBITAS) rose 4.4% to $1,037.7 million.

The accounting requirement under AASB 1037 "Self-Generating and Re-Generating Assets ("SGARA") to measure vines and grapes at net market value resulted in a loss of $14.3 million before tax (2002 $44.2 million profit before tax). This result is mainly attributable to the current period valuation movement being more than offset by the amortisation of prior period valuation increments, which are being released into earnings as wine is sold. The current period vine valuations were lower than the previous year mainly due to a reduction in the Asia Pacific price for red varietals and a decline in the Americas harvest yield.

Significant Items

The table below details the significant items for the period. These items have been disclosed separately in the accounts due to their size, nature and incidence.

Significant items	$m
Carlton operational review	
- write-down of property, plant & equipment	(83.4)
- redundancy provision	(44.5)
- other provisions/costs	(22.1)
	(150.0)
Carlton write-down of sponsorship prepayments	(15.4)
Profit on Lensworth UK property sale	13.8
Significant items before tax	(151.6)
Tax benefit	46.4
Net significant items after tax	**(105.2)**

Taxation

The group's tax expense was $196.8 million. Excluding significant items tax expense was $243.2 million compared with $242.1 million in the previous corresponding period. The overall effective tax rate remains at the Australian corporate rate of 30%.

Accounting policy changes

The new Australian accounting standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" is applicable to the group for the first time, effective 1 July 2002. The standard introduces new recognition, measurement and disclosure requirements for provisions. In complying with the requirements of this standard, a provision for onerous contracts of $66.0 million ($41.2 million after tax) has been recognised.

This standard also now only permits the recognition of a provision for dividend after the Directors have declared the dividend. The final 2002 dividend provided in last year's accounts of $194.5 million has been adjusted against opening retained earnings to reflect this change.

Revised standard AASB 1028 "Employee Benefits" requires the restatement of the employee benefits provision using remuneration rates expected to be paid, rather than wage and salary rates current at reporting date. This has resulted in an increase to this provision by $2.9 million ($2.0 million after tax).

The following table summarises the adjustment to opening retained earnings due to the above accounting policy changes:

Accounting policy changes		
	$m	$m
Reported retained earnings at 30 June 2002		704.8
AASB 1028 Employee benefits	(2.9)	
Tax effect	0.9	(2.0)
AASB 1044 Onerous contracts	(66.0)	
Tax effect	24.8	(41.2)
AASB 1044 Dividends	194.5	
Tax effect	-	194.5
Restated opening retained earnings		856.1

Earnings per share (EPS)

Basic EPS were 22.3 cents, a decrease of 18.6% over the previous corresponding period. EPS calculated on a normalised basis of 30.4 cents were 7.8% higher than F02. The calculation of normalised EPS is outlined below:

Normalised EPS calculation			
12 months to 30 June	2003 $m	2002 $m	% Change
Reported Earnings after tax	462.9	560.9	(17.5)
Amortisation expense	51.4	47.7	
SGARA loss/(gain) (net of tax)	10.1	(31.0)	
Significant items (net of tax)	105.2	-	
Deemed dividends on bonds	(2.9)	(3.3)	
Normalised Earnings after tax	626.7	574.3	9.1
Average number of shares (million)	2,064.7	2,034.8	
Reported EPS (cents)	22.3	27.4	(18.6)
Normalised EPS (cents)	30.4	28.2	7.8

Dividend

The Directors declared a final dividend of 10.5 cents per share fully franked, an increase of 10.5% over previous year, bringing the full year dividend to 18.75 cents per share, an increase of 10.3%. This dividend will be fully franked at the Australian company tax rate of 30%.

Events occurring after reporting date

On 12 August 2003, the group announced its plans to divest the Australian Leisure and Hospitality division, comprising the group's hotel, gaming and retail liquor operations.

Foster's proposes separating the division into two entities, with each offering distinct investment attributes:

- Australian Leisure & Hospitality Group Limited (ALH), which will conduct the operating business. It is proposed that the business will be sold by an offer of ordinary shares in ALH as an initial public offer, following which the company will list on the Australian Stock Exchange; and
- A separate Property Trust Group which will offer securities and acquire ALH's freehold property portfolio.

The sale has been structured to deliver to Foster's not less than $1.4 billion gross proceeds. The total amount raised by the sale will depend on the final price of ALH shares established by a bookbuild process.

The proceeds from the transactions will be used in accordance with the group's capital management initiatives. In the absence of appropriate value creating investment opportunities, the group will use the proceeds for debt reduction, a return to shareholders or a combination of these options.

Earnings Summary

Year ended 30 June	2003 $m	2002 $m	% Change
Earnings before interest, tax, amortisation, significant items and SGARA (EBITAS)			
CUB Beverages	474.8	446.2	6.4
Australian Leisure and Hospitality	122.3	114.4	6.9
Carlton and United Breweries	597.1	560.6	6.5
International Beer	39.4	31.4	25.5
Beer	**636.5**	**592.0**	**7.5**
Trade	344.4	356.8	(3.5)
Clubs	49.2	54.9	(10.4)
Services	35.2	30.7	14.7
Wine	**428.8**	**442.4**	**(3.1)**
Property and Investments	28.6	27.7	3.2
Corporate	(56.2)	(67.7)	17.0
EBITAS	**1,037.7**	**994.4**	**4.4**
SGARA	(14.3)	44.2	
EBITA	**1,023.4**	**1,038.6**	**(1.5)**
Amortisation	(51.4)	(47.7)	(7.8)
EBIT pre-significant items	**972.0**	**990.9**	**(1.9)**
Net interest expense	(153.2)	(182.4)	16.0
Tax	(243.2)	(242.1)	(0.5)
Outside equity interest	(7.5)	(5.5)	(36.4)
Significant items (net of tax)	(105.2)	-	
Net Profit after tax	**462.9**	**560.9**	**(17.5)**

- CUB Beverages includes Continental Spirits EBITA of $11.7 million (2002 $15.7 million). Continental Spirits was integrated with the Australian Beer business in April 2003 and will be reported as part of CUB Beverages from this point forward.

Cash Flow

Reported net operating cash flow was $695.5 million compared with $634.4 million in the previous corresponding period.

The current period net operating cash flows include $107.2 million cash received mainly due to a one-off Treasury division hedge restructuring transaction and $7.8 million in net cash outflows resulting from the significant items. The previous period included one-off tax refunds amounting to $130.0 million.

Capital spending and investments amounted to $510.5 million compared with $414.8 million in the previous corresponding period. A breakdown of capital and investment expenditure by business division is provided on the following page.

Cash Flow Highlights

Year ended 30 June	2003 $m	2002 $m	% Change
EBITAS	1,037.7	994.4	4.4
Depreciation	162.0	176.8	
Vineyard operating expenses	(100.7)	(91.9)	
Other non-cash items	8.2	27.8	
Working capital change	3.1	(211.5)	
Operating cash flow before interest and tax	**1,110.3**	**895.6**	24.0
Net interest paid	(156.8)	(160.0)	
Tax paid	(257.0)	(101.2)	
Net operating cash flows	**696.5**	**634.4**	9.8
One-off (receipts)/payments	(99.4)	(130.0)	
Normalised net operating cashflows	**597.1**	**504.4**	18.4
Capital expenditure	(309.8)	(285.0)	
Investments	(200.7)	(129.8)	
Capital expenditure and investments	**(510.5)**	**(414.8)**	
Asset sale proceeds	42.9	86.4	
Net loan repayment proceeds	109.4	0.6	
Dividends paid	(287.5)	(154.9)	

Capital & Investment Expenditure

A breakdown of capital and investment expenditure by business division is provided below.

Capital expenditure:	$m
Wine	127.9
CUB	170.4
FBI	5.1
Corporate / Lensworth	6.4
Total	309.8
Investment expenditure	
Wine	46.0
CUB	67.0
FBI	35.4
Lensworth	52.3
Total	200.7
Capital and investment expenditure	510.5

Beer business investment expenditure included CUB's $63.8 million purchase of Bulmer's, the owner of Strongbow cider and other leading brands and FBI's $29.9 million purchase of a 39.9% interest in African and Eastern, a Gulf region marketing and distribution business. On the wine side, acquisitions included a Napa based facility that will be developed into an operational winery, Ponder Estates Wines, a boutique winery in the Marlborough region of New Zealand, the Carmenet brand, a majority interest in Kangaroo Ridge an Australian wine business that has achieved strong growth in Continental Europe and T'Gallant, an ultra Premium Victorian based producer. Additionally, Lensworth paid $42.5 million to assume development responsibility for the North Lakes project in Queensland.

Balance Sheet

As at 30 June	2003 $m	2002 $m
Current assets	3,001.3	2,641.2
Non-current assets	6,587.6	6,869.8
Total assets	**9,588.9**	**9,511.0**
represented by:		
Australian Beer	1,850.7	1,899.4
Australian Leisure and Hospitality	780.8	734.4
International Beer	222.9	238.7
Wine	4,851.3	5,150.8
Property and Investments	299.1	210.7
Corporate (incl. tax and cash balances)	1,584.1	1,277.0
	9,588.9	**9,511.0**
Current liabilities	2,270.8	1,696.9
Non-current liabilities	2,825.0	3,602.2
Total liabilities	**5,095.8**	**5,299.1**
Total equity	**4,493.1**	**4,211.9**
Net debt	2,647.6	3,108.0
Gearing (%)	58.9	73.8
EBITAS interest cover (times)	6.8	5.5

Exchange rates

Balance sheet items denominated in US dollars have been translated at the 30 June 2003 closing exchange rate of $A1 = US$0.6666 (2002: $A1 = US$0.5650). The average exchange rate used for profit and loss purposes was $A1 = US$0.5859 (2002: $A1 = US$0.5215).

Interest and gearing

EBITAS interest cover was 6.8 times. Gearing, being the proportion of net debt to total shareholders' funds was 58.9%, down from 73.8% in the previous corresponding period.

Operating Review by Business Unit

Carlton and United Breweries (CUB)

Carlton and United Breweries comprises CUB Beverages and Australian Leisure and Hospitality (ALH). CUB Beverages includes the sale of beer, spirits, ciders and other beverage products.

12 months to 30 June	2003 $m	2002 $m	% Change
Beer Volumes (mL)	937.6	928.3	1.0
Earnings before interest, tax, amortisation and significant items			
Beer	463.1	430.5	7.6
Spirits	11.7	15.7	(25.5)
CUB Beverages	474.8	446.2	6.4
Australian Leisure and Hospitality	122.3	114.4	6.9
CUB	597.1	560.6	6.5

CUB continued to deliver EBITA growth, substantial cashflows and improved returns.

EBITA of $597.1 million is 6.5% higher than the previous corresponding period, due mainly to an excellent performance by the Australian Beer business. On a normalised basis, excluding $5.0 million in one-off Spirits profits (refer comments below) in fiscal 2002, CUB EBITA was 7.5% above last year.

Operating cashflow (before significant items) of $688.5 million represents 102% of EBITDA.

ROCE increased 210 basis points to 26.8%, as a result of good growth in earnings and management of capital employed.

During the period, CUB completed an operational review, encompassing all CUB processes and products. Key outcomes of the review included: identification of gross annual efficiency savings of up to $85 million (adjusting for the $15 million in gross annual efficiency savings expected to accrue to ALH) to be achieved over the next five years; the integration of businesses (beer, spirits & cider) and processes (sales & marketing); upgrade (Yatala, Qld, Matilda Bay, WA) and intended closure (Kent, NSW) of breweries; and a review of overhead costs.

CUB Beverages

CUB Beverages achieved growth in volumes and earnings despite an increasingly competitive landscape.

Total EBITA of $474.8 million was 6.4% higher than the previous corresponding period.

Beer EBITA increased 7.6% to $463.1 million driven by growth in net pricing, volume increases, cost control and a higher proportion of premium and imported products. Beer volumes increased 1.0% to 937.6 mL in a market that remained stable year on year. Volume growth was driven by increased sales of premium, mid-strength and light packaged beer with solid growth rates achieved across the Carlton family of brands.

Spirits EBITA of $11.7 million, is 9.3% above last year on a normalised basis. This excludes a $5 million one-off receipt in fiscal 2002 from Pernod Ricard in relation to the termination of the Seagrams Agency arrangement. RTD volumes were up 31.8% year on year, driven by Cougar and The Black Douglas, and glass spirit volumes were down 17.3%, due largely to the loss of the Seagrams brands.

During the period new long-term global brand contracts were signed, securing access to three icon brands, Guinness, Stella Artois and Corona and adding production and distribution of draught pre-mixed spirit brands in Australia. New product launches included Carlton Sterling and the Cascade Four Seasons range.

Australian Leisure and Hospitality (ALH)

ALH is the leisure and hospitality arm of CUB and is Australia's largest hotel owner and operator. It has 131 pub venues incorporating bistros and restaurants, sports bars, gaming rooms and take-away liquor outlets.

ALH delivered EBITA of $122.3 million, an increase of 6.9% from the previous corresponding period. The increase was achieved despite significantly reduced gaming contribution due to the Victorian smoking bans and the new South Australian gaming taxes. The result was assisted by overhead reductions, an additional trading week and increased gaming contribution from the other states.

Portfolio management activities continued during the year with 8 disposals and 9 acquisitions resulting in 131 properties (including owned and leased) at 30 June 2003 versus 130 properties at 30 June 2002.

International Beer

Foster's Brewing International (FBI) is responsible for managing the Foster's brand globally, international beer exports and Foster's Asian and Pacific operations in China, Vietnam, India, New Zealand, Fiji and Samoa.

12 months to 30 June	2003 $m	2002 $m	% Change
Volume (mL)*	856.2	864.8	(1.0)
Earnings before interest, tax and amortisation	39.4	31.4	25.5

* Includes non-beer volumes.

Foster's Brewing International EBITA of $39.4 million is 25.5% higher than the previous corresponding period. This performance is a particularly positive result for the international beer business, with all regions improving year on year against difficult economic and market trading conditions, instability resulting from the Iraq conflict and the SARS impact in key Asian markets. The EBITA increase is due mainly to increased license royalties, improved contribution from the Asian and Greater Pacific regions and cost management activities across all areas of the business. Total volumes of 856.2 mLs were slightly below last year, with Foster's brand volumes marginally higher than the previous full year period.

Improved contribution of 9.9% from the Europe, Middle East & Africa region is due to increased royalty income from the European licensing arrangements and income from the beverage distribution business acquired in the Gulf region. In line with expectations, the newly acquired Gulf region distribution business contributed $2.1 million to EBITA for the 6 months to June. Foster's brand volumes grew year on year in the UK and continental Europe despite difficult market conditions.

Greater Pacific contribution was 11.5% higher with both New Zealand and the Pacific regional businesses delivering year on year improvement. The multi-beverage business model (beer, wine, spirits and cider) implemented in the region, continues to yield results.

Contribution from the USA business improved 2.5% due to price increases implemented nationally, however, lower volumes reflected a slowing of the import category in the US. Foster's continues to work closely with the new SABMiller organisation in order to obtain greater focus and attention for the Foster's brand in the USA.

The Greater Asia operations recorded a 17.0% improvement in contribution and were cash flow positive despite challenging trading conditions, in particular the impact of SARS. The improved contribution was a result of a concentration on premium and higher margin brand sales and overall cost management initiatives. Volumes were down 9.5% due to SARS, aggressive competitor activity for local brand sales and a focus on premium brands at the expense of FBI's local, low-margin commodity brands.

Global Wine

Beringer Blass Wine Estates (BBWE) operates Foster's global wine businesses. BBWE has multiple selling channels - Wine Trade, Wine Clubs and Wine Services.

12 months to 30 June	2003 $m	2002 $m	% Change
Volumes (m 9L cases)	19.0	17.0	11.8
Earnings before interest, tax, amortisation and SGARA (EBITAS)			
Wine			
• Trade	344.4	356.8	(3.5)
• Clubs	49.2	54.9	(10.4)
• Services	35.2	30.7	14.7
	428.8	442.4	(3.1)
Reconciled to EBITA as			
• EBITAS	428.8	442.4	(3.1)
• SGARA	(14.3)	44.2	
EBITA	414.5	486.6	(14.8)

BBWE results were impacted by challenging industry and slow economic conditions, particularly in the USA.

Global volumes increased 11.8% to 19.0 million nine-litre cases, driven by strong growth of Beringer and Wolf Blass, the division's flagship brands. This growth resulted in BBWE continuing to gain market share in all key business regions. Revenues increased 1.0% on a reported basis, or 7.7% at constant exchange rates[1].

EBITAS, as reported, declined 3.1% to $428.8 million. At constant exchange rates EBITAS increased 4.2%, a creditable result in difficult conditions. Double-digit profit growth in Trade Asia Pacific, Trade Europe and Wine Services was offset by reduced profit contribution from the Trade Americas and Clubs businesses.

Wine Trade margins declined 70 basis points from 26.9% but remain very strong at 26.2%. Wine EBITAS ROCE declined 20 basis points to 8.7%.

A highlight for BBWE was the improvement in operating cash flow, which increased 13.9% to $306.4 million. Operating cash flow as a percentage of EBITDAS grew 9.4 percentage points to 62.7%, reflecting management focus on improving the cash flow profile of the division.

Another divisional highlight was BBWE receiving top honours at the 2002 International Wine and Spirits Competition (IWSC) with Wolf Blass winning the "International Winemaker of the Year" trophy from a field of hundreds of international wineries. Wolf Blass also collected the Australian "Wine Producer of the Year" trophy, for the second year in a row. These awards demonstrate continued recognition of the quality of BBWE wines and the growing value of BBWE's brand equity.

[1] 2002 results restated at 2003 actual rates.

Wine Trade

The BBWE wine trade businesses includes all wine sold through traditional wine trade channels in Asia Pacific, Americas and Europe, Middle East & Africa.

Trade – Americas

Trade Americas encompasses sales of global branded wines in North American markets.

12 months to 30 June	2003 $m	2002 $m	% Change
Trade Americas – USD terms			
Volume (000 9L cases)	11,692	10,649	9.8
Net Sales Revenue (US$m)	579.6	553.6	4.7
EBITAS (excl SGARA) (US$m)	149.4	147.6	1.2
EBITAS / Net sales revenue (%)	25.8%	26.7%	(90 pts)
Trade Americas – AUD terms			
Net Sales Revenue (A$m)	989.2	1,061.6	(6.8)
EBITAS (excl SGARA) (A$m)	255.0	283.1	(9.9)

Trade Americas came through a very difficult period with some growth but did not perform to expectations. Performance was impacted, particularly in the second half, by a highly competitive marketplace driven by significant growth in extreme value wines in California.

While year on year volumes increased 9.8%, reported net sales revenue and EBITAS declined 6.8% and 9.9% respectively, due to the strengthening AUD/USD exchange rate, unfavourable mix shift and the highly competitive environment, resulting in increased discount activity. In comparative USD terms, sales revenue grew 4.7% and EBITAS 1.2%.

EBITAS margins declined 90 basis points to 25.8% due to: a mix shift to lower priced products; higher cost of goods based on the decision to use BBWE's own higher cost wine inventories in lower priced products, such as Stone Cellars, during a period of lower demand for $10 plus wines; and increased discounting and promotional expenditure to maintain market share.

Volume growth was driven by Beringer Blush products, Beringer Stone Cellars, Wolf Blass and new products Carmenet and Cellar No. 8.

The brands and distribution strength of Trade Americas enabled the business to continue to gain market share and grow volumes at approximately two times the premium category as measured by Nielsen, through a difficult period. Total BBWE volumes grew 12.6% versus premium category growth of 6.2% for the 52 weeks ending 5 July. BBWE's premium Australian portfolio grew an impressive 36.4% over the same period, in volume terms, as measured by Nielsen.

Trade – Asia Pacific

Asia Pacific wine trade encompasses sales of global branded wines in the Asia Pacific region.

12 months to 30 June	2003 $m	2002 $m	% Change
Trade Asia Pacific			
Volume (000 9L cases)	3,090	2,646	16.8
Net Sales Revenue (A$m)	226.1	195.1	15.9
EBITAS (excl SGARA) (A$m)	66.4	57.2	16.1
EBITAS / Net sales revenue (%)	29.4%	29.3%	+10 pts

Asia Pacific trade continued its strong performance with market share gains, profitability growth and maintenance of margins in a highly competitive marketplace.

Volumes grew 16.8% to 3.1 million cases driving sales revenue and EBITAS growth of 15.9% and 16.1% respectively. Revenue growth was slightly lower than volume growth due to the success of key initiatives to target competitive price points, in particular with Eaglehawk and Saltram varietals. EBITAS margins increased slightly to 29.4% reflecting a combination of revenue growth and tight overhead control.

Volume growth was achieved across all markets (Australia, New Zealand & Asia). The core brand portfolio continued to perform well, delivering strong growth rates for Wolf Blass, Jamieson's Run and the successfully re-launched Saltram. BBWE's sparkling portfolio, led by Yellowglen, also performed well with continued investment and new initiatives leading to an increased share of the category. Yellowglen continued to be the number one sparkling brand with a 15% share of the category.

Trade – Europe

The Europe trade business includes sales of global branded wines in the UK and European markets.

12 months to 30 June	2003 $m	2002 $m	% Change
Trade Europe			
Volume (000 9L cases)	1,306	897	45.6
Net Sales Revenue (A$m)	97.8	69.5	40.7
EBITAS (excl SGARA) (A$m)	23.0	16.5	39.4
EBITAS / Net sales revenue (%)	23.5%	23.7%	(20 pts)

Europe trade delivered a very solid financial performance while making significant progress in putting a framework in place for the continued development of the business in European markets.

The division achieved double-digit growth in volumes (45.6%), net sales revenue (40.7%) and EBITAS (39.4%). Net sales revenue growth was lower than volume growth as a result of a mix shift towards lower priced products such as Eaglehawk and Kangaroo Ridge. This mix shift also impacted EBITAS margins which decreased 20 basis points to 23.5%.

The UK, Europe's major market, showed significant growth driven by the successful introduction of the new distribution strategy and the contribution from Kangaroo Ridge in the second half. Strong growth was also prevalent in the key markets of Ireland and Switzerland, which also benefited from the contribution from Kangaroo Ridge in the second half.

The business substantially increased investment in its global brands and organisational structure to sustain and lay the foundations for the growth period ahead. Wolf Blass benefited from this with very impressive year on year volume growth while maintaining margins in an increasingly competitive market.

Wine Clubs

BBWE's wine clubs division sells wine directly to over one million members through its various wine clubs worldwide.

Clubs experienced another disappointing year, impacted by the difficult global trading conditions as well as increased costs, including start-up costs for new businesses in Europe. Despite nominal growth in volume and revenues, EBITAS of $49.2 million was down 10.4% from the previous corresponding period.

The result was mixed across the global businesses.

Australian and New Zealand business performance remained stable, however improved performance from the established mainland European businesses were more than offset by the US and UK businesses which under-delivered. In the US, both Windsor and IWA continue to feel the impact of a very competitive and difficult environment for both wine and the consumer direct businesses.

BBWE management are confident that new internal appointments in key international markets, the implementation of additional business models in the US and Europe together with the introduction of more sophisticated customer data management software will improve the performance of the Clubs business.

Wine Services

Wine Services provides services to the wine and beverage industry, including contract bottling, warehousing, distribution and the supply of wine packaging materials. Businesses are located in Australia, New Zealand, France and Portugal.

The Wine Services business continues to perform strongly, providing BBWE with high and stable returns.

EBITA increased 14.7% to $35.2 million, driven by a strong performance from the Australian bottling operations, where volumes benefited from the solid export growth of the Australian wine industry in global markets.

This increase was partially offset by a lower contribution from the international bottling business, a result of the weaker global demand for French product, and the Australian packaging business, impacted by lower Australasian business.

Lensworth

Lensworth is the group's urban residential property business.

12 months to 30 June	2003 $m	2002 $m	% Change
Earnings before interest, tax, amortisation and significant items	28.6	27.7	3.2

Lensworth EBITA of $28.6 million is 3.2% higher than the comparative period reflecting a strong Australian residential market during fiscal 2003. Enquiry and sales levels were stable at all projects.

At 30 June 2003, Lensworth had assets under management with a book value of $283 million.

Acquisition payments of $52.3 million were made during the period, with $42.5 million paid to assume development responsibility for the North Lakes project in Queensland.

During the period, Lensworth realised a one-off profit of $13.8 million on the sale of residual properties in the UK. This amount has been included in the accounts as a significant item.

The Liquidator of the Emanuel Group of Companies commenced legal action in 1998 against several companies in the Group, including Foster's. The claims alleged wrongdoing in relation to certain financing and related transactions between the Emanuel Group and the FGL Group. On 17 July 2003, judgement in the case was awarded in favour of FGL and its controlled entities. On 14 August 2003, an appeal against the judgement was lodged by the Liquidator of the Emanuel Group. FGL and its controlled entities will continue to vigorously defend the appeal.

Outlook

Foster's believes markets in fiscal 2004 will remain challenging.

While the beer division is expected to build on its strong fiscal 2003 performance, the outlook for the wine division is mixed. While share and volumes are expected to grow globally, the financial outcome is expected to be a combination of double-digit earnings contribution from Asia Pacific, Europe and Services, a return to growth for Clubs and a more moderate single-digit contribution outcome for Americas, owing to margin pressures in a currently oversupplied marketplace.

It is important to note that while Foster's recognises the difficulty of the current trading environment, management remains confident that the favourable fundamentals for premium wine are still in place and importantly, that BBWE is well positioned to take advantage of the rebound in the segment when it occurs.

The strength of Foster's, reflected in its strong cash flow generation, combined with the intention to spin-off the ALH business, enables the group to consider a number of capital management initiatives. Excess cash will be used, in varying degrees, to reduce leverage, return funds to shareholders or on merger and acquisition activity if a strategically aligned, financially compelling investment opportunity is found. In light of the current market conditions, these initiatives are likely to favour debt reduction and capital returns, with management emphasis on maximising value from existing businesses.

Overall, for the 2004 financial year, Foster's expects normalised EPS growth will be similar to the year just completed.

Appendix 4E
Preliminary Final Report

FOSTER'S GROUP LIMITED

12 months ended 30 June 2003

ABN 49 007 620 886

Results for announcement to the market

Extracts from this report for announcement to the market.

				$m
Total operating revenue	up	1.5%	to	$5,242.8
Profit from ordinary activities after tax attributable to members	down	-17.5%	to	$462.9
Net profit for the period attributable to members	down	-17.5%	to	$462.9

Dividends	Amount per security	Franked amount per security at 30% tax
Final dividend	10.50 ¢	10.50 ¢
Interim dividend	8.25 ¢	8.25¢
Total dividend	18.75 ¢	18.75 ¢

Record date for determining entitlements to the dividend	5 September 2003

1. Consolidated statement of financial performance

	Current Period $m	Previous Corresponding Period $m
Net sales revenue	4,731.5	4,572.0
Cost of sales	(2,386.9)	(2,299.0)
Gross profit	2,344.6	2,273.0
Other operating revenue	365.2	451.9
Selling expenses	(567.4)	(562.5)
Marketing expenses	(313.5)	(300.8)
Distribution expenses	(121.8)	(100.2)
Administration expenses	(720.1)	(764.5)
Other expenses	(175.3)	(13.2)
Share of net profits of associates and joint ventures accounted for using the equity method	8.7	7.2
Earnings before interest and income tax	820.4	990.9
Interest revenue	146.1	140.1
Borrowing expenses	(299.3)	(322.5)
Net interest expense	(153.2)	(182.4)
Profit from ordinary activities before tax	667.2	808.5
Income tax expense	(196.8)	(242.1)
Net profit	470.4	566.4
Net profit attributable to outside equity interests	(7.5)	(5.5)
Net profit attributable to members of Foster's Group Limited	462.9	560.9
Adjustment from change in accounting policy	151.3	-
Exchange differences on translation of financial report of foreign controlled entities, net of hedging	(36.3)	(81.5)
Total revenues, expenses and valuation adjustments attributable to members of Foster's Group Limited and recognised directly in equity	115.0	(81.5)
Total changes in equity other than those resulting from transactions with owners as owners	577.9	479.4
Earnings per security (EPS)		
Basic EPS	22.3	27.4
Diluted EPS	21.9	26.7

2. Consolidated statement of financial position

	At End of Current Period $m	As Shown in Last Annual Report $m	As in Last Half Yearly Report $m
Current Assets			
Cash assets	357.6	277.4	234.1
Receivables	1,429.3	1,186.7	1,378.0
Inventories	1,159.3	1,114.7	1,276.2
Other current assets	55.1	62.4	56.6
Total Current Assets	**3,001.3**	**2,641.2**	**2,944.9**
Non-Current Assets			
Receivables	102.7	93.0	123.7
Investments accounted for using the equity method	89.7	73.0	70.8
Other financial assets	1.9	2.4	2.5
Inventories	571.8	564.0	617.9
Property, plant and equipment	2,771.8	2,908.8	2,942.1
Agricultural assets	328.5	357.7	356.6
Intangible assets	2,433.4	2,583.5	2,588.6
Deferred tax assets	247.7	226.0	234.4
Other non-current assets	40.1	61.4	61.4
Total Non-Current Assets	**6,587.6**	**6,869.8**	**6,998.0**
Total Assets	**9,588.9**	**9,511.0**	**9,942.9**
Current Liabilities			
Payables	1,260.5	1,054.0	1,236.7
Interest bearing liabilities	770.9	237.1	892.8
Current tax liabilities	107.7	121.8	109.4
Provisions	131.7	284.0	72.3
Total Current Liabilities	**2,270.8**	**1,696.9**	**2,311.2**
Non-Current Liabilities			
Payables	183.8	111.7	83.9
Interest bearing liabilities	2,234.3	3,148.3	2,624.4
Deferred tax liabilities	326.3	283.7	289.7
Provisions	80.6	58.5	87.4
Total Non-Current Liabilities	**2,825.0**	**3,602.2**	**3,085.4**
Total Liabilities	**5,095.8**	**5,299.1**	**5,396.6**
Net Assets	**4,493.1**	**4,211.9**	**4,546.3**
Equity			
Contributed equity	3,511.9	3,445.5	3,481.6
Reserves	18.3	12.1	16.5
Retained profits	910.7	704.8	994.1
Equity attributable to members of the parent entity	4,440.9	4,162.4	4,492.2
Outside equity interests in controlled entities	52.2	49.5	54.1
Total Equity	**4,493.1**	**4,211.9**	**4,546.3**

3. Consolidated statement of cash flows

	Current Period $m	Previous Corresponding Period $m
Cash Flows Related to Operating Activities		
Receipts from customers	7,150.0	6,617.1
Payments to suppliers, governments and employees	(6,039.7)	(5,721.5)
Interest received	146.8	133.4
Borrowing costs	(303.6)	(293.4)
Income taxes paid	(257.0)	(101.2)
Net Operating Cash Flows	696.5	634.4
Cash Flows Related to Investing Activities		
Payment for purchases of property, plant and equipment and agricultural assets	(309.8)	(285.0)
Proceeds from sale of property, plant and equipment	42.9	81.0
Payments to acquire controlled entities (net of cash balances acquired)	(87.6)	(101.8)
Payments to acquire outside equity interest in controlled entities	(9.3)	(0.3)
Payments for acquisition of investments and other assets	(103.8)	(27.7)
Proceeds from sale of investments and other assets	-	5.4
Net proceeds from repayment of loans	109.4	0.6
Net Investing Cash Flows	(358.2)	(327.8)
Cash Flows related to Financing Activities		
Payment for shares bought back	(41.2)	-
Proceeds from issue of shares and exercise of options	1.9	96.0
Proceeds from borrowings	163.7	660.0
Repayment of borrowings	(86.7)	(1,163.6)
Distributions to outside equity interest	(2.6)	(3.3)
Dividends paid	(287.5)	(154.9)
Net Financing Cash Flows	(252.4)	(565.8)
Net increase/(decrease) in cash held	85.9	(259.2)
Cash at beginning of the year	271.4	534.5
Effects of exchange rate changes on foreign currency cash flows and cash balances	(19.7)	(3.9)
Cash at the end of the year	337.6	271.4

Notes to consolidated financial statements

4. Segment results

	Total assets $m	Total $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Non-cash expenses other than depreciation $m	Total operating revenue $m	Inter segment sales $m	Net external operating revenue $m	Operating profit before income tax and significant items $m	Significant items $m	Profit from ordinary activities before income tax $m
2003											
Industry segments											
Australian Beer	1,850.7	332.1	128.7	55.8	9.5	1,806.6	(96.5)	1,710.1	469.9	(165.4)	304.5
International Beer	222.9	40.9	7.0	9.2	2.3	217.5		217.5	38.6	-	38.6
Leisure and hospitality	780.8	49.1	95.3	32.4	9.3	937.0		937.0	120.2	-	120.2
Wine	4,851.3	315.1	169.3	103.0	3.8	2,038.1	(10.5)	2,027.6	371.1	-	371.1
Property and investments	299.1	120.8	10.5	0.8		201.0		201.0	28.4	13.8	42.2
Corporate	978.8	798.6	11.7	12.2	0.7	3.5		3.5	(56.2)	-	(56.2)
	8,983.6	1,656.6	422.5	213.4	25.6	5,203.7	(107.0)	5,096.7	972.0	(151.6)	820.4
Unallocated											
Cash/Interest bearing liabilities	357.6	3,005.2									
Deferred tax assets/tax provisions	247.7	434.0									
Interest revenue								146.1			
Net interest expense											(153.2)
	9,588.9	5,095.8						5,242.8			667.2
2002											
Industry segments											
Australian Beer	1,899.4	237.8	90.2	73.3	13.9	1,697.6	(97.5)	1,600.1	442.4	-	442.4
International Beer	238.7	45.5	11.9	8.7	2.1	227.2		227.2	31.4	-	31.4
Leisure and hospitality	734.4	61.8	43.2	33.5	9.0	935.3		935.3	113.0	-	113.0
Wine	5,150.8	313.5	229.9	104.8	37.4	2,080.4	(2.4)	2,078.0	444.3	-	444.3
Property and investments	210.7	126.3	0.7	0.6		173.8		173.8	27.5	-	27.5
Corporate	773.6	723.3	2.1	3.6	1.1	9.5		9.5	(67.7)	-	(67.7)
	9,007.6	1,508.2	378.0	224.5	63.5	5,123.8	(99.9)	5,023.9	990.9	-	990.9
Unallocated											
Cash/Interest bearing liabilities	277.4	3,385.4									
Deferred tax assets/tax provisions	226.0	405.5									
Interest revenue								140.1			
Net interest expense											(182.4)
	9,511.0	5,299.1						5,164.0			808.5

The Group *operates predominantly* in the beverage industry which includes the production and marketing of alcoholic and non-alcoholic beverages and a major investment in licensed properties.
The interest revenue and net interest expense has not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Inter-segment pricing is on an arm's length basis.

The Spirits industry segment which was separately disclosed in the 2002 financial report has now been included as part of the Australian Beer industry segment.

Following the change in accounting policy, the 2003 total liabilities for the Corporate industry segment excludes a provision for dividends. The 2002 liabilities for the Corporate industry segment includes a provision for dividends of $194.5 million.

4. Segment results (continued)

	Total assets $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Net external operating revenue $m
		2003	
Geographical segment			
Australia	**5,116.4**	**310.1**	**3,119.7**
Asia and Pacific	**218.8**	**14.9**	**239.3**
Europe	**468.6**	**16.1**	**570.1**
Americas	**3,179.8**	**81.4**	**1,167.6**
	8,983.6	**422.5**	**5,096.7**
Unallocated			
Cash	**357.6**		
Deferred tax assets	**247.7**		
Interest revenue			**146.1**
	9,588.9		**5,242.8**
		2002	
Geographical segments			
Australia	4,524.7	210.6	3,118.1
Asia and Pacific	233.1	19.7	252.9
Europe	488.0	11.4	299.5
Americas	3,761.8	136.3	1,353.4
	9,007.6	378.0	5,023.9
Unallocated			
Cash	277.4		
Deferred tax assets	226.0		
Interest revenue			140.1
	9,511.0		5,164.0

The aggregate share of net profits of associates and joint ventures accounted for using the equity method of $8.7 million (2002 $7.2 million) pertains predominantly to the International Beer industry segment. The aggregate carrying amount of investments in associates and joint venture partnerships is $89.7 million (2002 $73.0 million).

5. Revenue from ordinary activities

	Current Period $m	Previous Corresponding Period $m
Net beer sales	2,747.2	2,600.8
Net wine sales	1,953.9	1,933.8
Royalties	40.9	39.8
	4,742.0	4,574.4
Inter-segment sales	(10.5)	(2.4)
Net sales revenue	**4,731.5**	4,572.0
Other operating revenue	365.2	451.9
	5,096.7	5,023.9
Interest income	146.1	140.1
Total operating revenue	**5,242.8**	5,164.0

6. Consolidated retained profits

	Current Period $m	Previous Corresponding Period $m
Retained profits at beginning of financial period	704.8	493.9
Net profit attributable to members	462.9	560.9
Net transfers from/(to) reserves	(40.5)	0.8
Net effect of changes in accounting policies	151.3	-
Dividends provided for or paid	(367.8)	(350.8)
Retained profits at end of financial period	**910.7**	**704.8**

7. Dividends

Date final dividend payable Registrable transfers received by the Company at its principal register at Computershare Investor Services Pty. Limited, Level 12, 565 Bourke Street, Melbourne or any of its branch registers up to 5.00 pm on 5 September 2003, if paper based, or by End of Day on that date if electronically transmitted by CHESS, will be registered before entitlements to the dividend are determined.	1 October 2003
If it is a final dividend, has it been declared?	Yes

Amount Per Security

		Amount per security	Franked amt per security at 30%	Amount per security of foreign sourced dividend
	(Preliminary final report only)			
	Final dividend: Current year	10.50 ¢	10.50 ¢	Nil
	Previous year	9.50 ¢	9.50 ¢	Nil
	(Half yearly and preliminary final reports only)			
	Interim dividend: Current year	8.25 ¢	8.25 ¢	Nil
	Previous year	7.50 ¢	7.50 ¢	Nil

Total Dividend per security (interim *plus* final)

(Preliminary final report only)	Current year	Previous Year
Ordinary Securities	18.75 ¢	17.00 ¢
Preference Securities	N/A	N/A

Final Dividend on all Securities

	Current Period $m	Previous Corresponding Period $m
Ordinary securities	217.6	194.5
Preference securities	N/A	N/A
Total	**217.6**	**194.5**

The Company's dividend reinvestment plan (DRP) was reactivated for the 1999/00 final dividend and continues to be available to eligible shareholders. The new shares will be issued at an amount which is the weighted average price of ordinary shares in the Company sold on the Australian Stock Exchange during the five trading days up to and including the record date for the dividend.

The last date for receipt of election notices for participation in the 2002/03 final dividend under the DRP is Friday, 5 September 2003.

8. NTA Backing

	Current Period	Previous Corresponding Period
Net tangible asset backing per ordinary share	$0.97	$0.77

The net asset backing per ordinary share was $2.14 at end of the current period and $2.02 at the end of the previous corresponding period.

9(a). Control Gained Over Entities Having Material Effect

1	Name of entity (or group of entities)*.	N/A
2	Consolidated profit/(loss) from ordinary and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired.	N/A
3	Date from which such profit/(loss) has been calculated.	N/A
4	Consolidated profit/(loss) from ordinary and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period.	N/A

9(b). Loss of Control of Entities Having Material Effect

1	Name of entity (or group of entities)*.	
2	Consolidated profit/(loss) from ordinary and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control.	N/A
3	Date to which the profit/(loss) in item 2 has been calculated.	N/A
4	Consolidated profit/(loss) from ordinary and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period.	N/A
5	Contribution to consolidated operating profit/(loss) and extraordinary items after tax from sale of interest leading to loss of control.	N/A

* No acquisition or disposal of a controlled entity or group of controlled entities during the current period affected the economic entity's profit or loss by more than 5% of the previous corresponding period's consolidated profit or loss.

10. Details of Aggregate Share of Profits/(Losses) of Associates and Joint Venture Entities

	Current Period $m	Previous Corresponding Period $m
Profit/(loss) from ordinary activities before income tax	14.2	9.7
Amortisation of notional goodwill	(0.5)	-
Income tax on ordinary activities	(5.0)	(2.5)
Profit/(loss) from ordinary activities after income tax	8.7	7.2
Extraordinary items net of tax	-	-
Net profit/(loss)	8.7	7.2
Outside equity interests	-	-
Net profit/(loss) attributable to members	8.7	7.2

11. Material Interests in Entities Which are not Controlled Entities

The economic entity has an interest (that is material to it) in the following entities.

Name of Entity	Percentage of Ownership Interest Held at End of Period or Date of Disposal		Contribution to Profit/(loss)	
Equity accounted associates and joint venture entities	Current Period	Previous Corresponding Period	Current Period $m	Previous Corresponding Period $m
	N/A	N/A	N/A	N/A
Total				
Other material interests	N/A	N/A	N/A	N/A
Total				

There are no material interests in entities which are not controlled entities.

12. Issued and Quoted Securities at End of Current Period

Category of securities	Total number	Number Quoted	Issued price per security (cents)	Amount paid up per security (cents)
Preference securities	-	-	-	-
Issued during current period	-	-	-	-
Ordinary Shares				
Fully Paid (1)	2,072,650,056	2,072,650,056	-	-
Partly Paid (2)	998,310	-	Various (2)	1.67
Issued during current period	25,300,703	25,300,703	Various (1)	-
Decreases during current period	9,000,000	9,000,000	Various (1)	-
Convertible Debt Securities				
US$400m (3)	140,387,821	140,387,821	500	-
Options			*Exercise Price*	*Expiry Date*
Conversion:				
1 option for 1 ordinary share	1,990,000	-	Various (4)	11/05
Issued during current period	-	-	-	
Exercised during current period	400,000		2.73	
Expired during current period	-	-		
Debentures	-	-		
Issued during current period	-	-	-	-
Unsecured Notes	-	-		
Issued during current period	-	-	-	-

(1) 9,000,000 fully paid shares were bought back from the market from 24 July 2002 to 30 July 2002. The price ranged from $4.50 to $4.60 per share.

400,000 options were exercised and converted to fully paid ordinary shares at $2.73 per share on 3 September 2002.

718,080 fully paid ordinary shares were acquired at $0.00 per share by eligible employees pursuant to participation in the Long Term Incentive Plan.

8,703,757 fully paid ordinary shares were issued under the Dividend reinvestment plan. The issue price was $4.91 per share on 1 October 2002.

8,134,700 fully paid ordinary shares were issued under the Employee Share Plan to 4,224 Group employees on 6 December 2002. The issue price was $4.10 per share. 198,343 fully paid ordinary shares were issued under the International Employee Share Plan to 193 employees between 1 July 2002 and 14 April 2003. The issue price ranged from $3.89 to $4.22.

7,145,823 fully paid ordinary shares were issued under the Dividend reinvestment plan. The issue price was $4.18 per share on 2 April 2003.

(2) The issue price of the partly paid shares ranged from $4.32 to $9.40. The amount uncalled on the partly paid shares ranges between $4.30 and $9.38, the weighted average uncalled amount on these being $8.32. No partly paid shares were called up or issued during the current period.

(3) The number of potential shares represented by the US$ denominated convertible debt securities have been converted under the terms of the issue at a fixed rate of A$1.00:US$0.56985 and at an initial exchange price of A$5.00 per share.

12. Issued and Quoted Securities at End of Current Period (continued)

(4) OPTIONS	Shares Represented	Number Quoted	Exercise Price dollar/share		Expiry Date
Issued during the Current Period					
Nil	-		-		-
Total Options on Issue at end of the Current Period					
Employee Options	50,000	-	2.12	(5)	11/05
Employee Options	160,000	-	2.36	(5)	11/05
Employee Options	1,200,000	-	2.12	(6)	11/05
Employee Options	160,000	-	2.36	(6)	11/05
Employee Options	420,000	-	2.48	(6)	11/05
	1,990,000				

At the Annual General Meeting held on 25 October 1999, shareholders approved the proposal to extend the existing exercise period of the remaining options to ten years after the date on which most of the options were granted.

The abovementioned employee options over unissued ordinary shares can only be exercised if the Foster's Group Limited share price reaches or exceeds on any five consecutive business days during the 12 months preceding the time of exercise: $3.08 in respect of the options marked (5) and $3.40 in respect of the options marked (6), with both series of options expiring in 2005.

The criteria allowing the options expiring in 2005 to be exercised has been met.

13. Comments by Directors

A statement by the Directors on material factors affecting the earnings and operations of the economic entity precedes this report.

Basis of Preparing the Financial Report

The accounting policies adopted are consistent with those of the previous financial year, except as described in "Changes in accounting policies since the last annual report" below.

Refer to the statement by Directors on material factors affecting the earnings and operations of the economic entity which precedes this report.

Material factors affecting the revenue and expenses of the economic entity for the current period

Refer to the report by Directors on material factors affecting the earnings and operations of the economic entity which precedes this report.

The current period result includes net significant items totalling $151.6 million before tax ($105.2 million after tax).

Description of events since the end of the current period which have had a material effect and are not related to matters already reported

The Group has announced plans to divest the Australian Leisure and Hospitality division, comprising the Group's hotel, gaming and retail liquor operations. Refer to the attached profit commentary for further description.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

On 1 July 2002, the new simplified imputation regime was introduced into Australia. As a consequence, franking accounts must now be expressed in terms of dollars paid.

At the end of the period after providing for tax payable in the current period, there was $324.7 million in franking credits available. While the extent of further franking will be dependent upon operating performance and the business environment, there are reasonable prospects that subsequent dividend payments will be fully franked.

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 30 June 2003. The balances of the franking accounts disclosed above are based on a tax rate of 30%.

13. Comments by Directors (continued)

Changes in accounting policies since the last annual report

The following new or revised accounting standards have now been adopted by the Group.

AASB 1044 "Provisons, Contingent Liabilities and Contingent Assets"

The new Australian accounting standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" is applicable to the Group for the first time, effective 1 July 2002. The standard contains recognition, measurement and disclosure requirements for provisions. Australia did not have a general accounting standard on provisions prior to AASB 1044.

Onerous contracts

Certain contracts held by the Group have been identified as onerous, whereby the unavoidable costs of meeting the obligations under these contracts exceed the economic benefits expected to be received. Under AASB 1044 a provision is required to be recognised for the excess of the unavoidable cost of the commitments and the expected future benefits.

A provision has been recognised in respect of onerous contracts which the Group has been able to reliably measure. These provisions primarily relate to onerous barrel supply contracts in the wine business and certain sponsorship and distribution contracts in the Australian Beer business.

The adoption of this new accounting standard requirement has resulted in an increase in provisions of $66.0 million, an increase in deferred tax assets of $24.8 million and a decrease in operating retained earnings of $41.2 million.

Dividends

A provision for dividends was previously recognised for the amount that was proposed or declared as a dividend after reporting date. In accordance with the requirements of the new accounting standard AASB 1044, a provision for dividends will only be recognised at the reporting date where the dividends have been declared, determined or publicly recommended prior to reporting date.

The effect of the revised policy has been to increase retained earnings and decrease provisions at the beginning of the year by $194.5 million. In accordance with AASB 1044, no provision for dividend has been recognised for the year ended 30 June 2003.

AASB 1028 "Employee Benefits"

Revised accounting standard AASB 1028 "Employee Benefits" has resulted in a change in accounting policy for the measurement of employee entitlements liabilities. Previously the measurement of the provision for employee entitlements was based on current remuneration rates at the date of recognition of the liability. In accordance with the requirements of revised AASB 1028 the provision for employee entitlements is now measured based on the remuneration rates expected to be paid when the liability is settled. This change has resulted in an increase in employee entitlement provisions of $2.9 million, an increase in deferred tax assets of $0.9 million and a decrease in opening retained earnings $2.0 million.

Revisions in estimates of amounts reported in previous interim periods.

There were no material revisions made in amounts reported in previous interim periods.

14. Annual Meeting

The annual meeting will be held as follows:

Place	Palladium at Crown Level 1, Whiteman Street Southbank, Victoria
Date	Monday, 27 October 2003
Time	11.00 am
Approximate date the annual report will be available	Friday, 26 September 2003

15. Compliance Statement

1 This report has been prepared under accounting policies which comply with the Corporations Act 2001, the Accounting standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

2 This report and the financial statements prepared under the Corporations Act 2001, use the same accounting policies.

3 This report gives a true and fair view of the matters disclosed.

4 This report is based on financial statements which have been audited. The audit report, which was unqualified, will be made available with the Company's annual report.